February 15, 2010

Peter Lacey

Daystar Technologies, Inc.

2972 Stender Way

Santa Clara, CA 95054

Dear Peter:

It is with a deep sense of regret that I must inform you of my resignation as CEO, CFO, Secretary and Treasurer of Daystar Technologies, Inc.

As I have discussed with you and the Board, an unfortunate set of serious personal issues require my attention and will prevent me from appropriately fulfilling the important and demanding work responsibilities for Daystar in Santa Clara.

I continue to believe in the technology and the people of Daystar and I look forward to continuing my support as a member of the Board. I want to sincerely and genuinely thank you, the Board, and all Daystar associates for the support I have received as an executive of the company

Best regards,

\s\ William S. Steckel

William S. Steckel